Exhibit 99.1

ZKH Group Limited Announces Third Quarter 2024 Unaudited Financial Results

SHANGHAI, November 22, 2024 – ZKH Group Limited (“ZKH” or the “Company”) (NYSE: ZKH), a leading maintenance, repair and operations (“MRO”) procurement service platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Operational and Financial Highlights

	Third Quarter
	2023	2024	Change

	(in thousand RMB, except for number of customers, percentage and basis points (“bps”))
GMV[1]	2,894,140	2,685,996	-7.2%
GMV by Platform
ZKH Platform	2,619,417	2,422,649	-7.5%
GBB Platform	274,723	263,347	-4.1%
GMV by Business Model
Product Sales (1P)	2,180,729	2,228,234	2.2%
Marketplace (3P)[2]	713,411	457,762	-35.8%
Number of Customers[3]	40,963	47,876	16.9%
ZKH Platform	30,096	36,132	20.1%
GBB Platform	10,867	11,744	8.1%
Net Revenues	2,265,001	2,280,690	0.7%
Gross Profit	369,414	388,406	5.1%
% of Net Revenues	16.3%	17.0%	72.1	bps
Operating Loss	(121,434)	(105,355)	-13.2%
% of Net Revenues	-5.4%	-4.6%	74.2	bps
Non-GAAP EBITDA[4]	(76,092)	(62,812)	-17.5%
% of Net Revenues	-3.4%	-2.8%	60.5	bps
Net Loss	(97,686)	(81,751)	-16.3%
% of Net Revenues	-4.3%	-3.6%	72.8	bps
Non-GAAP Adjusted Net Loss[5]	(98,674)	(66,178)	-32.9%
% of Net Revenues	-4.4%	-2.9%	145.5	bps

Mr. Eric Long Chen, Chairman and Chief Executive Officer of ZKH, stated, “We achieved solid operational and financial performance amid evolving market conditions in the MRO industry during the third quarter. Our ongoing optimization efforts enhanced our overall business quality, resulting in narrowed loss margins in the quarter. Additionally, our initiatives to strengthen our product capabilities enabled us to offer products with greater value-for-money, evidenced by the expanding proportion of GMV contributed by private-label products. Going forward, we will remain dedicated to doing what is right for our business’s long-term success and creating value for all our stakeholders.”

1 GMV is the total transaction value of orders placed on the Company’s platform and shipped to customers, excluding taxes, net of the returned amount.

2 The proportion of GMV generated by the marketplace model was 24.7% and 17.0% for the third quarter of 2023 and 2024, respectively.

3 Customers are customers that transacted with the Company during the reporting period, mainly comprised of enterprise customers in various industries.

4 Non-GAAP EBITDA is defined as net loss before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses.

5 Non-GAAP adjusted net loss is defined as net loss excluding share-based compensation expenses.

Mr. Max Chun Chiu Lai, Chief Financial Officer of ZKH, added, “In the third quarter, we continued to drive our strategic focus across the business, delivering a solid set of results bolstered by a year-over-year increase in customer numbers and robust demand from leading, well-managed manufacturing enterprises. In addition, we continued to advance along the path to profitability year over year, evidenced by a 72.1 basis point increase in gross margin and a 145.5 basis points improvement in adjusted net loss margin. Notably, our cash position further strengthened as we generated net cash of RMB160.5 million from operating activities in the third quarter of 2024, in contrast to net cash used in operating activities in the prior year period. Looking ahead, our demonstrated execution and narrowed loss margins position us to relentlessly pursue business growth, propelling us toward achieving our long-term vision.”

Third Quarter 2024 Financial Results

Net Revenues. Net revenues were RMB2,280.7 million (US$325.0 million), representing a slight increase of 0.7% from RMB2,265.0 million in the same period of 2023, mainly due to an increase in the number of customers, partially offset by the effect of business optimizations.

	Third Quarter
	2023	2024	Change

	(in thousand RMB, except for percentage)
Net Revenues	2,265,001	2,280,690	0.7%
Net Product Revenues	2,163,403	2,207,277	2.0%
From ZKH Platform	1,891,631	1,943,742	2.8%
From GBB Platform	271,772	263,535	-3.0%
Net Service Revenues	79,887	57,666	-27.8%
Other Revenues	21,711	15,747	-27.5%

•	Net Product Revenues. Net product revenues were RMB2,207.3 million (US$314.5 million), representing a slight increase of 2.0% from RMB2,163.4 million in the same period of 2023, primarily due to an increase in the number of customers, partially offset by the effect of business optimizations.

•	Net Service Revenues. Net service revenues were RMB57.7 million (US$8.2 million), a decrease of 27.8% from RMB79.9 million in the same period of 2023, primarily due to a lower proportion of GMV generated by the marketplace model on the ZKH platform.

•	Other Revenues. Other revenues were RMB15.7 million (US$2.2 million), a decrease of 27.5% from RMB21.7 million in the same period of 2023, mainly due to lower revenues from operating lease services for certain types of machinery and equipment.

Cost of Revenues. Cost of revenues was RMB1,892.3 million (US$269.7 million), representing a decrease of 0.2% from RMB1,895.6 million in the same period of 2023. The decrease was lower than the growth in net product revenues, mainly due to the effectiveness of the Company’s measures to reduce overall product procurement costs.

Gross Profit and Gross Margin. Gross profit was RMB388.4 million (US$55.3 million), an increase of 5.1% from RMB369.4 million in the same period of 2023. Gross margin was 17.0%, compared with 16.3% in the same period of 2023. The increase in gross margin was driven by a higher gross margin of the product sales model (1P) and the increased take rate of the marketplace model (3P)6 on the ZKH platform, partially offset by a lower gross margin on the GBB platform.

	Third Quarter
	2023	2024	Change

	(in thousand RMB, except for percentage and basis points (“bps”))
Gross Profit	369,414	388,406	5.1%
% of Net Revenues	16.3%	17.0%	72.1	bps
Under Product Sales (1P)
ZKH Platform	262,830	311,947	18.7%
% of Net Product Revenues from ZKH Platform	13.9%	16.0%	215.4	bps
GBB Platform	15,656	14,522	-7.2%
% of Net Product Revenues from GBB Platform	5.8%	5.5%	-25.0	bps
Under Marketplace (3P)	79,887	57,666	-27.8%
% of Net Service Revenues	100.0%	100.0%	-
Others	11,041	4,271	-61.3%
% of Other Revenues	50.9%	27.1%	-2,373.2	bps

Operating Expenses. Operating expenses were RMB493.8 million (US$70.4 million), an increase of 0.6% from RMB490.8 million in the same period of 2023. Operating expenses as a percentage of net revenues were 21.6%, compared with 21.7% in the same period of 2023.

•	Fulfillment Expenses. Fulfillment expenses were RMB100.2 million (US$14.3 million), a decrease of 11.8% from RMB113.6 million in the same period of 2023. The decrease was primarily attributable to lower employee benefit costs, warehouse rental costs, and distribution expenses. Fulfillment expenses as a percentage of net revenues were 4.4%, compared with 5.0% in the same period of 2023.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB168.2 million (US$24.0 million), a decrease of 7.7% from RMB182.3 million in the same period of 2023. The decrease was primarily attributable to lower marketing and promotion expenses and travel expenses. Sales and marketing expenses as a percentage of net revenues were 7.4%, compared with 8.0% in the same period of 2023.

•	Research and Development Expenses. Research and development expenses were RMB49.8 million (US$7.1 million), an increase of 12.2% from RMB44.4 million in the same period of 2023. The increase was primarily attributable to higher employee benefit costs and expenses related to technology and information services. Research and development expenses as a percentage of net revenues were 2.2%, compared with 2.0% in the same period of 2023.

6 Take rate of the marketplace model was 12.6% and 11.2% for the third quarter of 2024 and 2023, respectively. Take rate of the marketplace model represents gross profit from the marketplace model divided by GMV from the marketplace model.

•	General and Administrative Expenses. General and administrative expenses were RMB175.6 million (US$25.0 million), an increase of 16.6% from RMB150.7 million in the same period of 2023. The increase was primarily attributable to higher share-based compensation expenses and the allowance for credit losses, which were partially offset by decreased employee benefit costs and travel expenses. General and administrative expenses as a percentage of net revenues were 7.7%, compared with 6.7% in the same period of 2023.

Loss from Operations. Loss from operations was RMB105.4 million (US$15.0 million), compared with RMB121.4 million in the same period of 2023. Operating loss margin was 4.6%, compared with 5.4% in the same period of 2023.

Non-GAAP EBITDA. Non-GAAP EBITDA was negative RMB62.8 million (US$9.0 million), compared with negative RMB76.1 million in the same period of 2023. Non-GAAP EBITDA margin was negative 2.8%, compared with negative 3.4% in the same period of 2023.

Net Loss. Net loss was RMB81.8 million (US$11.7 million), compared with RMB97.7 million in the same period of 2023. Net loss margin was 3.6%, compared with 4.3% in the same period of 2023.

Non-GAAP Adjusted Net Loss. Non-GAAP adjusted net loss was RMB66.2 million (US$9.4 million), compared with RMB98.7 million in the same period of 2023. Non-GAAP adjusted net loss margin was 2.9%, compared with 4.4% in the same period of 2023.

Basic and Diluted Net Loss per ADS7 and Non-GAAP Adjusted Basic and Diluted Net Loss per ADS8. Basic and diluted net loss per ADS were RMB0.50 (US$0.07), compared with RMB5.33 in the same period of 2023. Non-GAAP adjusted basic and diluted net loss per ADS were RMB0.40(US$0.06), compared with RMB2.61 in the same period of 2023.

Balance Sheet and Cash Flow

As of September 30, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.06 billion (US$294.2 million), compared with RMB2.12 billion as of December 31, 2023.

Net cash generated from operating activities was RMB160.5 million (US$22.9 million) in the third quarter of 2024, compared with net cash used in operating activities of RMB9.0 million in the same period of 2023.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.0176 to US$1.00, the exchange rate in effect as of September 30, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

7 ADSs are American depositary shares, each of which represents thirty-five (35) Class A ordinary shares of the Company.

8 Non-GAAP adjusted basic and diluted net loss per ADS is a non-GAAP financial measure, which is calculated by dividing non-GAAP adjusted net loss attributable to the Company’s ordinary shareholders by the weighted average number of ADSs.

Conference Call Information

The Company’s management will hold a conference call on Friday, November 22, 2024, at 7:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter of 2024.

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
Access Code:	9045994

The replay will be accessible through November 29, 2024, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	9322507

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.zkh.com.

About ZKH Group Limited

ZKH Group Limited (NYSE: ZKH) is a leading MRO procurement service platform in China, dedicated to propelling the MRO industry’s digital transformation to drive cost reduction and efficiency improvement industry-wide. Leveraging its outstanding product selection and recommendation capabilities, ZKH provides digitalized, one-stop MRO procurement solutions that enable its customers to transparently and efficiently access a wide selection of quality products at competitive prices. The Company also facilitates timely and reliable product delivery with professional fulfillment services. By catering specifically to the needs of MRO suppliers and customers through its unmatched digital infrastructure, the Company empowers all participants in the value chain to achieve more.

For more information, please visit: https://ir.zkh.com.

Use of Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP adjusted net loss, non-GAAP adjusted net loss per ADS, basic and diluted, and non-GAAP EBITDA. The non-GAAP financial measures should not be considered in isolation from or construed as alternatives to their most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States of America. Investors are encouraged to review the historical non-GAAP financial measures in reconciliation to their most directly comparable GAAP financial measures.

The Company defines non-GAAP adjusted net loss for a specific period as net loss in the same period excluding share-based compensation expenses. The Company defines non-GAAP EBITDA as net loss before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses. Non-GAAP adjusted net loss per ADS is calculated by dividing adjusted net loss attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods and then multiplied by 35.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net loss and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. The Company also believes that the use of these non-GAAP financial measures facilitates investors’ assessment of its operating performance, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision making.

The non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measures as substitutes for, or superior to, their most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aim,” “estimates,” “intends,” “plans,” “believes,” “is/are likely to,” “potential,” “continue,” and similar statements. Among other things, the quotations from management in this press release and ZKH’s strategic and operational plans contain forward-looking statements. ZKH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press release and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZKH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZKH’s mission, goals and strategies; ZKH’s future business development, financial condition and results of operations; the expected changes in its revenues, expenses or expenditures; the expected growth of the MRO procurement service industry in China and globally; changes in customer or product mix; ZKH’s expectations regarding the prospects of its business model and the demand for and market acceptance of its products and services; ZKH’s expectations regarding its relationships with customers, suppliers, and service providers on its platform; competition in the Company’s industry; government policies and regulations relating to ZKH’s industry; general economic and business conditions in China and globally; the outcome of any current and future legal or administrative proceedings; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ZKH’s filings with the SEC. All information provided herein is as of the date of this announcement, and ZKH undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: zkh@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zkh@thepiacentegroup.com

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,090,621	1,460,075	208,059
Restricted cash	159,751	78,964	11,252
Short-term investments	874,210	525,402	74,869
Accounts receivable (net of allowance for credit losses of RMB107,032 and RMB154,088 as of December 31, 2023 and September 30, 2024, respectively)	3,639,794	3,166,588	451,235
Notes receivable	352,997	247,092	35,210
Inventories	668,984	656,906	93,608
Prepayments and other current assets	168,117	182,031	25,941
Total current assets	6,954,474	6,317,058	900,174

Non-current assets:
Property and equipment, net	145,288	177,170	25,247
Land use right	11,033	10,864	1,548
Operating lease right-of-use assets, net	224,930	189,530	27,008
Intangible assets, net	20,096	16,160	2,303
Goodwill	30,807	30,807	4,390
Total non-current assets	432,154	424,531	60,496
Total assets	7,386,628	6,741,589	960,670

Liabilities
Current liabilities:
Short-term borrowings	585,000	495,000	70,537
Accounts and notes payable	2,883,370	2,522,559	359,462
Operating lease liabilities	91,230	82,122	11,702
Advance from customers	19,907	32,419	4,620
Accrued expenses and other current liabilities	448,225	360,356	51,350
Total current liabilities	4,027,732	3,492,456	497,671

Non-current liabilities:
Long-term borrowings	-	26,046	3,712
Non-current operating lease liabilities	146,970	116,501	16,601
Other non-current liabilities	507	25,947	3,697
Total non-current liabilities	147,477	168,494	24,010
Total liabilities	4,175,209	3,660,950	521,681

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	US$
ZKH Group Limited shareholders’ equity:
Ordinary shares (USD0.0000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized; 5,621,490,964 and 5,654,400,589 shares issued and outstanding as of December 31, 2023 and September 30, 2024, respectively)	4	4	1
Additional paid-in capital	8,139,349	8,288,905	1,181,160
Statutory reserves	6,013	6,013	857
Accumulated other comprehensive loss	(25,154)	(46,805)	(6,670)
Accumulated deficit	(4,908,793)	(5,147,734)	(733,546)
Treasury stock	-	(19,744)	(2,813)
Total ZKH Group Limited shareholders’ equity	3,211,419	3,080,639	438,989
Non-controlling interests	-	-	-
Total shareholders’ equity	3,211,419	3,080,639	438,989
Total liabilities and shareholders’ equity	7,386,628	6,741,589	960,670

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended			For the nine months ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	2,163,403	2,207,277	314,534	6,016,617	6,146,017	875,800
Net service revenues	79,887	57,666	8,217	208,820	193,481	27,571
Other revenues	21,711	15,747	2,244	51,777	51,597	7,353
Total net revenues	2,265,001	2,280,690	324,995	6,277,214	6,391,095	910,724
Cost of revenues	(1,895,587)	(1,892,284)	(269,648)	(5,241,931)	(5,285,622)	(753,195)
Operating expenses
Fulfillment	(113,554)	(100,176)	(14,275)	(331,136)	(296,621)	(42,268)
Sales and marketing	(182,269)	(168,161)	(23,963)	(530,765)	(489,963)	(69,819)
Research and development	(44,356)	(49,785)	(7,094)	(138,074)	(128,052)	(18,247)
General and administrative	(150,669)	(175,639)	(25,028)	(427,253)	(497,019)	(70,825)
Loss from operations	(121,434)	(105,355)	(15,013)	(391,945)	(306,182)	(43,630)
Interest and investment income	13,868	17,279	2,462	43,285	49,779	7,093
Interest expense	(5,187)	(4,967)	(708)	(12,787)	(16,184)	(2,306)
Others, net	15,141	11,883	1,693	36,573	34,391	4,901
Loss before income tax	(97,612)	(81,160)	(11,566)	(324,874)	(238,196)	(33,942)
Income tax expenses	(74)	(591)	(84)	(255)	(745)	(106)
Net loss	(97,686)	(81,751)	(11,650)	(325,129)	(238,941)	(34,048)
Less: net loss attributable to non-controlling interests	(587)	-	-	(349)	-	-
Less: net loss attributable to redeemable non-controlling interests	-	-	-	(193)	-	-
Net loss attributable to ZKH Group Limited	(97,099)	(81,751)	(11,650)	(324,587)	(238,941)	(34,048)
Accretion on preferred shares to redemption value	(104,397)	-	-	(580,200)	-	-
Net loss attributable to ZKH Group Limited's ordinary shareholders	(201,496)	(81,751)	(11,650)	(904,787)	(238,941)	(34,048)

	For the three months ended			For the nine months ended
	September 30, 2023	September 30, 2024		September 30, 2023	September30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(97,686)	(81,751)	(11,650)	(325,129)	(238,941)	(34,048)
Other comprehensive loss/ (income):
Foreign currency translation adjustments	10,607	34,122	4,862	(49,613)	21,651	3,085
Total comprehensive loss	(87,079)	(47,629)	(6,788)	(374,742)	(217,290)	(30,963)
Less: comprehensive loss attributable to non-controlling interests	(587)	-	-	(349)	-	-
Less: comprehensive loss attributable to redeemable non-controlling interests	-	-	-	(193)	-	-
Comprehensive loss attributable to ZKH Group Limited	(86,492)	(47,629)	(6,788)	(374,200)	(217,290)	(30,963)
Accretion on Preferred Shares to redemption value	(104,397)	-	-	(580,200)	-	-
Total comprehensive loss attributable to ZKH Group Limited's ordinary shareholders	(190,889)	(47,629)	(6,788)	(954,400)	(217,290)	(30,963)

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.15)	(0.01)	(0.00)	(0.68)	(0.04)	(0.01)
Weighted average number of shares
Basic and diluted	1,322,404,244	5,743,094,981	5,743,094,981	1,322,404,244	5,744,351,364	5,744,351,364

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(5.33)	(0.50)	(0.07)	(23.95)	(1.46)	(0.21)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	37,782,978	164,088,428	164,088,428	37,782,978	164,124,325	164,124,325

ZKH GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended			For the nine months ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(97,686)	(81,751)	(11,650)	(325,129)	(238,941)	(34,048)
Income tax expenses	74	591	84	255	745	9
Interest expenses	5,187	4,967	708	12,787	16,184	2,306
Depreciation and amortization expenses	16,333	13,381	1,907	56,919	42,084	5,997
Non-GAAP EBITDA	(76,092)	(62,812)	(8,951)	(255,168)	(179,928)	(25,736)

	For the three months ended			For the nine months ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(97,686)	(81,751)	(11,650)	(325,129)	(238,941)	(34,048)
Add:
Share-based compensation expenses	(988)	15,573	2,219	10,084	94,447	13,459
Non-GAAP adjusted net loss	(98,674)	(66,178)	(9,431)	(315,045)	(144,494)	(20,589)

Non-GAAP adjusted net loss attributable to ordinary shareholders per share
Basic and diluted	(0.07)	(0.01)	(0.00)	(0.24)	(0.03)	(0.00)
Weighted average number of ordinary shares
Basic and diluted	1,322,404,244	5,743,094,981	5,743,094,981	1,322,404,244	5,744,351,364	5,744,351,364

Non-GAAP adjusted net loss attributable to ordinary shareholders per ADS
Basic and diluted	(2.61)	(0.40)	(0.06)	(8.34)	(0.88)	(0.13)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	37,782,978	164,088,428	164,088,428	37,782,978	164,124,325	164,124,325